September 2, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
 Washington, D.C. 20549

Re:	Ultimus Managers Trust (the “Trust”) on behalf of the Stralem Equity Fund (the “Fund”)
Registration Statement on Form N-14 (File No. 333-212687)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby request that the effective date for Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 referenced above be accelerated so that it will become effective as of September 1, 2016 or as soon thereafter as practicable.

Sincerely,
By:	/s/ David R. Carson	By:	/s/ Jennifer L. Leamer
Name:	David R. Carson	Name:	Jennifer L. Leamer
Title:	President	Title:	Controller and Treasurer